Contact

www.linkedin.com/in/christina-bui-0922184 (LinkedIn)

Top Skills

Team Leadership
Business Development
Corporate Finance

Languages

French (Elementary)
Vietnamese (Elementary)

Honors-Awards

Most Influential Women of the San Francisco Bay Area 2016

President's Club Award for Increasing Enterprise Value Through Collaboration

Parsons Leadership Council

Most Influential Women in Bay Area Business 2017

Christina Bui

Retained Search Executive, Board Director, Advisor, Investor
San Francisco, California, United States

Summary

Christina Bui is Managing Director of Robert Half's (NYSE: RHI) Retained Executive Search practice group, which has the resources and benefits of a $6 Billion parent company with operations in more than 400 locations worldwide, yet the personalized attention of a boutique firm. The Executive Search team specializes in finding talented leaders in the areas of Finance & Accounting, Information Technology, Human Resources, Sales & Marketing, Legal, and Operations across all industries. For the 8th year in a row, Robert Half Executive Search was listed as a top-ranked Executive Search firm on the Forbes® list of "America's Best Executive Search Firms.

Based in the San Francisco Bay Area, Christina is a strategic advisor and business development executive with more than 30 years of experience in a variety of industries, including technology, healthcare, engineering, construction, management consulting, private equity and venture capital. She serves on the Board of Son Foods, and Advisor to Onsky Health, Enterprise Purchasing Group, Ryvid, Wynn's Kitchen, and Fleurissent Skincare.

In 2023, Christina returned to Robert Half after holding a variety of roles at the company between 2010 and 2017, including Director, CFO Services and Vice President of Client Solutions. Most recently she served as Co-Founder and Managing Partner of Cailan Ventures, a premier venture studio based in the San Francisco Bay Area and Chief Revenue Officer at Kranz Consulting, which serves venture capital funds and their portfolio companies.

A refugee of Vietnam's Fall of Saigon, Christina believes in giving back to the community. She serves on the Johns Hopkins Carey Business School Advisory Board, Fulbright University Vietnam Global Advisory Board, Executive Board of How Women Lead, Advisor of How Women Invest Fund, Board Member of the Association for Corporate Growth, Founder of Vietnamese Leaders

Forum, and Advisory Council Member of Asian Pacific Fund and CFO Leadership Council.

Christina holds a bachelor's degree in international relations and French from University of Virginia and a master's degree in corporate finance from Johns Hopkins University. She was awarded "Most Influential Women in Business" in 2016 and 2017 by the San Francisco Business Times. Christina has Co-Chaired the Association for Corporate Growth's M&A West Coast Conference twelve years in a row from 2012-2024.

_____

Experience

Robert Half
Managing Director - Executive Search Practice Group
October 2023 - Present (1 year 1 month)
San Francisco Bay Area

Robert Half's (NYSE: RHI) Retained Executive Search practice group has the resources and benefits of a $7+ Billion parent company with operations in more than 400 locations worldwide, yet the personalized attention and focus of a boutique firm. The Executive Search team specializes in finding talented leaders to solve our clients' business challenges in the areas of Finance & Accounting, Information Technology, Human Resources, Sales & Marketing, Legal, and Operations across all industries, such as Technology, Manufacturing, Healthcare, Education, Banking, Software, Engineering, Consulting, Financial Services, Biotech/Pharma, Government and Nonprofits . For the 7th year in a row, Robert Half Executive Search was listed as a top-ranked Executive Search firm on the Forbes® list of "America's Best Executive Search Firms."

The CFO Leadership Council
Advisory Board Member
February 2024 - Present (9 months)
San Francisco Bay Area

The CFO Leadership Council's mission is to empower senior financial executives to realize success in their careers and for the people and companies they lead. Our members realize success through the collaborative and energetic community we foster, which helps them build a professional network of their peers, as well as involves them in engaging discussions that deliver pragmatic and tangible insights on business and leadership issues.

Cailan Ventures
Co-Founder and Managing Partner
January 2022 - Present (2 years 10 months)
United States

Cailan Ventures is an angel investor and venture accelerator, uplifting the talent and innovation of Vietnamese entrepreneurs globally. Cailan's mission is to empower Vietnamese entrepreneurs to build sustainable businesses, bringing visibility and impact to our global community, and diversifying the next generation of leaders. Christina serves as an Investor, Strategic Advisor, and Board Member within Cailan's portfolio of companies focused on healthcare, HealthTech, AI and machine learning, supply chain and logistics management, and consumer products goods.

Son Foods
Board Member
May 2021 - Present (3 years 6 months)
United States

Son Foods is a 4th Generation family-owned fish sauce maker, proud to introduce Fish Sauce 3.0! For the first time in history, we are using The American Anchovy to make Fish Sauce in Phu Quoc, Vietnam. By harvesting bycatch, trash fish, and invasive species to help the environment and economic issues in the U.S., Son Foods will be able to supply Vietnam with high quality seafood at a much lower price than their current domestic fish that's caught or even farmed.

ACG San Francisco
Board Member
September 2008 - Present (16 years 2 months)

Founded In 1954, Association for Corporate Growth has chapters worldwide representing 16,000 members. ACG serves private equity investors, investment bankers, company founders and executives, lenders, and advisers to growing middle-market companies. ACG's mission is to drive middle market growth and deal making. Christina was an ACG Global Board Member from 2020-2023 and has served on the ACG San Francisco Chapter Board since 2008.

ONSKY HEALTH INTERNATIONAL
Advisory Board Member
September 2022 - Present (2 years 2 months)
San Jose, California, United States

OnSky Health develops and manufactures advanced continuous & contactless health sensors with the Urgency Detection and Alert Service (UDAS) aimed to revolutionize virtual care for the elderly, patients, mothers, and babies. The company's SkyPad and DreamBe solutions combine the proprietary and patent-pending Contactless Health Sensor Technology with advanced AI and Machine Learning that can sense heart rate, breathing, sleep cycles, body temperature and more without skin contact. Our mission is to assist caregivers and healthcare providers to deliver optimized and informed care virtually anytime and anywhere.

How Women Invest
Limited Partner and Operating Advisor
April 2020 - Present (4 years 7 months)
San Francisco Bay Area

How Women Invest is an early-stage venture firm seeking to realize untapped economic potential by focusing on the intersection of female founders and female investors. Only 2% of companies founded by women get venture backing, though 40% of companies were founded by women, and they generate 26% greater return than those founded by men. Together, with sister organization How Women Lead, a professional network of 14,000 women, we see female founders as a force to be reckoned with and work to create ecosystem change by investing in and amplifying female-led and female-majority owned companies with venture capital and mentoring resources. To learn more about the firm: www.howwomeninvest.com and info@howwomeninvest.com.

Ryvid Inc.
Advisor
May 2024 - Present (6 months)
Huntington Beach, California, United States

Ryvid is an EV company transforming how the world rides with aerospace-inspired electric vehicles. Founded by enthusiasts, engineered by innovators, and designed by aerospace industry gearheads, Ryvid was formed by a mission to enable more sustainable and enjoyable personal mobility. The company name was derived by the merging of rhythm and avid, elements of motion and emotion that define the experience of using our products.

Fleurissent Skincare
Advisor
November 2023 - Present (1 year)
Seattle, Washington, United States

Fleurissent is a French flower-based holistic skincare brand that transforms skin, mind, and life with the power of Provencal-flower remedies to alleviate stress and rejuvenate the skin. Our highly concentrated products utilize stem cell technology and harness the aromatherapy and nourishing properties of flowers harvested from renowned flower fields in the South of France.

Wynn's Kitchen
Advisor
July 2023 - Present (1 year 4 months)
San Diego, California, United States

Wynn's Kitchen is on a mission to merge Asian food innovation with an emphasis on health. Our Asian food products have simple and REAL ingredients, without sugar, soy, gluten, and artificial ingredients.

Enterprise Purchasing Group
Strategic Advisor
April 2022 - Present (2 years 7 months)
San Jose, California, United States

EPG provides one-stop logistics procurement to drive businesses forward. We increase our members' profitability through access to exclusive vendor contracts and industry-leading procurement resources. By leveraging purchasing volume we negotiate pricing beyond what our members could achieve on their own. Ultimately, OUR business is to make YOURS more profitable.

kranz
Chief Revenue Officer/SVP Business Development
December 2017 - October 2021 (3 years 11 months)
Menlo Park, California

Responsible for revenue generation and driving better integration and alignment among all revenue-related functions, including marketing, sales, business development, and client support. For over 25 years, Kranz has provided integrated accounting, finance consulting, and CFO advisory services for emerging growth companies, venture capital funds, middle market, and Fortune 1000 clients.

Robert Half
7 years 8 months

Vice President - Client Solutions
June 2012 - November 2017 (5 years 6 months)
San Francisco Bay Area

First VP hired for the launch of the Client Solutions team worldwide, which focused on the development and execution of business consulting and project staffing engagements, leveraging the depth and breadth of Robert Half's full suite of staffing capabilities and Protiviti's consulting methodologies and thought leadership.

Director - CFO Services
April 2010 - May 2012 (2 years 2 months)

Responsible for leading the launch of consulting/interim CFO services and managing a team of high-level finance/accounting consultants for Robert Half Management Resources. Provided leadership in developing client service offerings to the office of the CFO and in generating multiple, large-scale project engagements for Protiviti and the Staffing divisions of RHI.   Achieved high-level of branding and visibility in the professional services industry.

Tatum by Randstad
Associate Managing Partner
March 2007 - April 2010 (3 years 2 months)

As part of the leadership team of one of the largest national executive services firms focused on C-level financial leadership services, developed the launch of a new service of consulting and interim Controllers and managed a practice of interim Chief Financial Officers.

Parsons
Vice President - Market Development - Transportation Group/Northwest Region
February 2001 - October 2006 (5 years 9 months)

As senior management member of one of the world's leading full service engineering and construction firms, responsible for developing new market presence and project opportunities in the Northwest Region, including Western Canada, for Parsons Transportation Group across 5 divisions: highway, bridge/tunnel, rail transit systems, aviation, and consumer services.
- Started out as Business Development Manager of the Road & Highway Division and then promoted in December of 2005 to lead market development in the Northwest for the Parsons Transportation Group.

Manna Consultants
Vice President - Business Development
February 1998 - February 2001 (3 years 1 month)

Reported to the CEO with responsibility to lead business development and marketing activities for consulting engineering firm which specializes in major transportation, facilities, and utilities projects in U.S. and Asia.

Encore Capital Management, LLC
Associate
June 1996 - February 1998 (1 year 9 months)

Performed financial analyses on potential investment opportunities for a private investment company that managed several hedge funds dedicated to investing in private equity investments of publicly traded companies. Analyzed deal terms and portfolio returns and reconciled daily trade activities. Successfully managed the structuring and financing of a venture capital project in Vietnam.

Johnson & Johnson
Legislative Associate - Corporate Government Affairs
September 1991 - April 1996 (4 years 8 months)

Part of the lobbyist team that represented the healthcare company on Capitol Hill on corporate and health care issues, dealing regularly with Congressional staff, members of Congress, and the White House Administration.

___

Education

The Johns Hopkins University - Carey Business School
Master of Business Administration (M.B.A.), Corporate Finance · (1997 - 2000)

University of Virginia
B.A., Foreign Affairs and French

University of Virginia
Bachelor of Arts - BA, International Relations and French